UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

R. S. Ramdas

1001 Brickell Bay Drive, Suite 3102/8

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

13D

CUSIP No. 87162H103

1.	Name of reporting persons Rakesh Vij
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 19,237,384*
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 19,237,384*
11.	Aggregate amount beneficially owned by each reporting person 19,237,384*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 23.0%
14.	Type of reporting person (see instructions) IN

*	The common stock with respect to which Mr. Vij shares voting and dispositive power includes (i) 9,318,692 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 9,318,692 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 150,000 shares held by the BD Trust dated May 17, 1997 III (“Trust III”), (iv) 150,000 shares held by the BD Trust dated May 17, 1997 IV (“Trust IV”), (v) 150,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), and (vi) 150,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), over each of which Mr. Vij acts as co-trustee (Trust I, Trust II, Trust III, Trust IV, Trust V, and Trust VI are collectively referred to herein as the “Trusts”). Mr. Vij disclaims beneficial ownership of the 19,237,384 shares held by such trusts.

13D

CUSIP No. 87162H103

1.	Name of reporting persons NS Trust dated February 28, 1997 I (“Trust I”)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Florida Irrevocable Trust
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 9,318,692
	8.	Shared voting power -0-
	9.	Sole dispositive power 9,318,692
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 9,318,692
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.1%
14.	Type of reporting person (see instructions) OO

13D

CUSIP No. 87162H103

1.	Name of reporting persons NS Trust dated February 28, 1997 II (“Trust II”)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Florida Irrevocable Trust
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 9,318,692
	8.	Shared voting power -0-
	9.	Sole dispositive power 9,318,692
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 9,318,692
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.1%
14.	Type of reporting person (see instructions) OO

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2005, as amended by Amendment No. 4 filed on August 12, 2009 on behalf of the undersigned (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

All share amounts given in this Amendment No. 5 reflect a two for one stock split of the Common Stock declared by the Issuer in September 2014 and effective November 3, 2014.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

This Amendment No. 5 to Schedule 13D is being filed by (i) Rakesh Vij, (ii) the NS Trust dated February 28, 1997 I (“Trust I”), and (iii) the NS Trust dated February 28, 1997 II (“Trust II”). Trust I and Trust II are collectively referred to as the “Reporting Trusts”. Mr.Vij and the Reporting Trusts are collectively referred to as “Reporting Persons”. The Reporting Trusts’ address is c/o 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131. Mr. Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Mr. Vij’s business address. Mr. Vij is a citizen of the United States of America. Each of the Reporting Trusts are Florida irrevocable trusts.

During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

As of the date of this Amendment No. 5, the Reporting Persons do not have any specific plans or proposals that would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D. In connection with tax and financial planning purposes, the trustees of the Trusts may have discussions from time to time with third parties regarding a potential sale of all or a portion of the Common Stock reported in this Schedule 13D. Those discussions, whether initiated by third parties or the trustees, may lead to a plan or proposal which relates to or would result in the matters described in clauses (a) and (b) of Item 4 of Schedule 13D, which, in turn, may lead to any or all of the other matters described in clauses (c) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Schedule 13D, Trust I beneficially owns 9,318,692 shares of Common Stock of the Issuer (approximately 11.1% of the outstanding shares of Common Stock, based on the number of Common Stock outstanding on June 30, 2015 as reported in the Issuer’s most recently available Quarterly Report on Form 10-Q), Trust II beneficially owns 9,318,692 shares of Common Stock of the Issuer (approximately 11.1% of the outstanding shares of Common Stock).

Mr. Vij is currently deemed to beneficially own 19,237,384 shares of Common Stock of the Issuer indirectly as co-trustee of the Trusts. Mr. Vij’s deemed indirect beneficial ownership represents approximately 23.0% of the outstanding shares of Common Stock of the Issuer. Mr. Vij disclaims beneficial ownership of the 19,237,384 shares of Common Stock of the Issuer held by the Trusts.

(b) Number of shares of Issuer Common Stock as to which Trust I has:

(i)	Sole power to vote or direct the vote	9,318,692
(ii)	Shared power to vote or direct the vote	0
(iii)	Sole power to dispose or to direct the disposition	9,318,692
(iv)	Shared power to dispose or direct the disposition	0

Number of shares of Issuer Common Stock as to which Trust II has:

(i)	Sole power to vote or direct the vote	9,318,692
(ii)	Shared power to vote or direct the vote	0
(iii)	Sole power to dispose or to direct the disposition	9,318,692
(iv)	Shared power to dispose or direct the disposition	0

Number of shares of Issuer Common Stock as to which Mr. Vij has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or direct the vote	19,237,384
(iii)	Sole power to dispose or to direct the disposition	0
(iv)	Shared power to dispose or direct the disposition	19,237,384

Where Mr. Vij has the shared power to vote or direct the vote and dispose or direct the disposition of the above noted shares of Common Stock, he shares that power with either Bharat Desai or Neerja Sethi, as co-trustees of the Trusts. Bharat Desai’s address is 1001 Brickell Bay Drive, Suite 3102, Miami, Florida 33131 and his principal occupation is Chairman of the Issuer. Neerja Sethi’s address is 1001 Brickell Bay Drive, Suite 3102, Miami, Florida 33131 and her principal occupation is Vice President, Corporate Affairs of the Issuer. During the past five years, neither Bharat Desai nor Neerja Sethi have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Bharat Desai and Neerja Sethi are both citizens of the United States of America.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7.	Materials to Be Filed as Exhibits.

Item 7 is hereby amended as follows:

Exhibit 1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2015

/s/ Rakesh Vij
Rakesh Vij

NS Trust dated February 28, 1997 I

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee

NS Trust dated February 28, 1997 II

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.